Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pre-tax income from continuing operations before earnings from equity method investments and other items	$(124,487)	$(165,171)	$(255,574)	$(409,242)	$(150,820)
Add: Fixed charges as calculated below	231,967	232,037	270,872	359,844	348,664
Add: Distributions from operations of equity method investments	29,999	80,116	17,252	105,586	85,766
Less: Capitalized interest	(5,337)	(4,893)	(2,590)	(1,794)	(788)
Total earnings	$132,142	$142,089	$29,960	$54,394	$282,822
Fixed charges:
Interest expense(1)	$224,639	$224,483	$266,225	$356,161	$345,914
Add: Capitalized interest	5,337	4,893	2,590	1,794	788
Implied interest component on the company's rent obligations	1,991	2,661	2,057	1,889	1,962
Fixed charges	$231,967	$232,037	$270,872	$359,844	$348,664
Preferred dividends	51,320	51,320	49,020	42,320	42,320
Fixed charges and preferred dividends	$283,287	$283,357	$319,892	$402,164	$390,984
Earnings to fixed charges(2)	—	—	—	—	—
Earnings to fixed charges and preferred dividends(2)	—	—	—	—	—
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(1)	For the years ended December 31, 2012 and 2011, interest expense includes $1,064 and $3,728, respectively, of interest expense reclassified to discontinued operations.

(2)
For the years ended December 31, 2015, 2014, 2013, 2012 and 2011 earnings were not sufficient to cover fixed charges by $99,825, $89,948, $240,912, $305,450 and $65,842, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $151,145, $141,268, $289,932, $347,770 and $108,162, respectively.